SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 13, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions Passed at 2007 Annual General Meeting

The Company and all of its Directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representation or misleading statements contained in, or material omissions from this announcement.

Important:

No objection or amendment was made to the proposed resolutions at the meeting.

I.	The convocation and attendance of the meeting

The 2007 Annual General Meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 12 June 2008 (Thursday) at 9:00 a.m. at Jinshan Roller-skating Stadium, Shanghai, the People´s Republic of China (the “PRC”). The AGM was attended by 17 shareholders of the Company in person or by proxy holding 6.303 billion shares, representing 87.54% of the Company´s total voting shares of 7.2 billion shares, among which non-circulating shares amounted to 4 billion shares and circulating shares amounted to 2.303 billion shares. The convocation of the AGM satisfied the relevant requirements stipulated by the PRC Company Law and the Company´s Articles of Association. The AGM was convened by the board of directors, and Mr. Rong Guangdao, Chairman of the Company, presided over the AGM.

II.	Review of ordinary resolutions

The following ordinary resolutions were considered and passed at the AGM through voting by open ballot:

1. The 2007 Report of the Directors of the Company was approved.

4.41 billion shares voted in favor; 0.32 million voted against; votes in favor constituted 99.99 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.41 billion shares voted in favor, constituting 99.92 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 0.32 million shares voted against.

2. The 2007 Report of the Supervisory Committee was approved.

4.41 billion shares voted in favor; 0.32 million voted against; votes in favor constituted 99.99 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.49 billion shares voted in favor, constituting 99.92 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 0.32 million shares voted against.

3. The 2007 Audited Financial Statements and the 2008 Budget of the Company were approved.

4.398 billion shares voted in favor; 0.3112 million voted against; votes in favor constituted 99.99 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.398 billion shares voted in favor, constituting 99.92 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 0.3112 million shares voted against.

4. The 2007 Profit Appropriation Plan of the Company was approved.

4.409 billion shares voted in favor; 0.5996 million voted against; votes in favor constituted 99.99 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.409 billion shares voted in favor, constituting 99.85 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 0.5996 million shares voted against.

5. The re-appointment of KPMG Huazhen and KPMG as the Company’s domestic auditors and the Company’s international auditors for the year 2008, respectively and the authorization of the Directors to fix their remuneration were approved.

4.353 billion shares voted in favor; 69.0408 million voted against; votes in favor constituted 98.44 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.353 billion shares voted in favor, constituting 83.63 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.0408 million shares voted against.

6. The Amendments to the Company’s “Remuneration System for Independent Directors” were approved.

4.421 billion shares voted in favor; 1.0991 million voted against; votes in favor constituted 99.98 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.421 billion shares voted in favor, constituting 99.74 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 1.0991 million shares voted against.

7. The proposals in respect of the election of the members of the sixth session of the board of directors and the supervisory committee:

7.1 The elections of the non-independent directors of the sixth session of the board of directors:

7.1A The election of Mr. Rong Gangdao as a non-independent director of the Company was approved.

4.352 billion shares voted in favor; 69.8167 million voted against; votes in favor constituted 98.42 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.352 billion shares voted in favor, constituting 83.45 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.8167 million shares voted against.

7.1B The election of Mr. Du Chongjun as a non-independent director of the Company was approved.

4.352 billion shares voted in favor; 69.7735 million voted against; votes in favor constituted 98.42 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.352 billion shares voted in favor, constituting 83.46 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.7735 million shares voted against.

7.1C The election of Mr. Han Zhihao as a non-independent director of the Company was approved.

4.352 billion shares voted in favor; 69.7735 million voted against; votes in favor constituted 98.42 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.352 billion shares voted in favor, constituting 83.46 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.7735 million shares voted against.

7.1D The election of Mr. Li Honggen as a non-independent director of the Company was approved.

4.352 billion shares voted in favor; 69.7735 million voted against; votes in favor constituted 98.42 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.352 billion shares voted in favor, constituting 83.46 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.7735 million shares voted against.

7.1E The election of Mr. Shi Wei as a non-independent director of the Company was approved.

4.352 billion shares voted in favor; 69.7735 million voted against; votes in favor constituted 98.42 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.352 billion shares voted in favor, constituting 83.46 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.7735 million shares voted against.

7.1F The election of Mr. Dai Jinbao as a non-independent director of the Company was approved.

4.214 billion shares voted in favor; 207 million voted against; votes in favor constituted 95.31 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.214 billion shares voted in favor, constituting 50.74 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 207 million shares voted against.

7.1G The election of Mr. Lei Dianwu as a non-independent director of the Company was approved.

4.352 billion shares voted in favor; 69.7735 million voted against; votes in favor constituted 98.42 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.352 billion shares voted in favor, constituting 83.46 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.7735 million shares voted against.

7.1H The election of Mr. Xiang Hanyin as a non-independent director of the Company was approved.

4.352 billion shares voted in favor; 69.7735 million voted against; votes in favor constituted 98.42 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.352 billion shares voted in favor, constituting 83.46 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.7735 million shares voted against.

7.2 The elections of independent directors of the sixth session of the board of directors:

7.2A The election of Mr. Chen Xinyuan as an independent director of the Company was approved.

4.351 billion shares voted in favor; 69.2833 million voted against; votes in favor constituted 98.43 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.351 billion shares voted in favor, constituting 83.50 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.2833 million shares voted against.

7.2B The election of Mr. Sun Chiping as an independent director of the Company was approved.

4.180 billion shares voted in favor; 240 million voted against; votes in favor constituted 94.58 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.180 billion shares voted in favor, constituting 42.87 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 240 million shares voted against.

7.2C The election of Mr. Jiang Zhiquan as an independent director of the Company was approved.

4.351 billion shares voted in favor; 69.2833 million voted against; votes in favor constituted 98.43 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.351 billion shares voted in favor, constituting 83.50 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.2833 million shares voted against.

7.2D The election of Mr. Zhou Yunnong as an independent director of the Company was approved.

4.351 billion shares voted in favor; 69.2806 million voted against; votes in favor constituted 98.43 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.351 billion shares voted in favor, constituting 83.50 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.2806 million shares voted against.

7.3 The elections of the supervisors of the sixth session of the Supervisory Committee:

7.3A The election of Mr. Zhai Yalin as a supervisor of the Company was approved.

4.348 billion shares voted in favor; 73.9831 million voted against; votes in favor constituted 98.33 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.348 billion shares voted in favor, constituting 82.46 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 73.9831 million shares voted against.

7.3B The election of Mr. Wu Xiaoqi as a supervisor of the Company was approved.

4.348 billion shares voted in favor; 73.9831 million voted against; votes in favor constituted 98.33 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.348 billion shares voted in favor, constituting 82.46 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 73.9831 million shares voted against.

7.3C The election of Mr. Liu Xiangdong as a supervisor of the Company was approved.

4.353 billion shares voted in favor; 69.3201 million voted against; votes in favor constituted 98.43 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.353 billion shares voted in favor, constituting 83.57 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.3201 million shares voted against.

7.3D The election of Mr. Yin Yongli as a supervisor of the Company was approved.

4.353 billion shares voted in favor; 69.2248 million voted against; votes in favor constituted 98.43 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.353 billion shares voted in favor, constituting 83.59 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 69.2248 million shares voted against.

III.	Review of special resolutions

The following special resolutions were considered and passed at the AGM through voting by open ballot:

8. In accordance with the relevant regulations of the People’s Bank of China, the Company’s proposal to issue short-term financing bills with a maximum amount of RMB 2 billion ( or any other possible amounts of financing bills determined by the PBC) in one or separate tranches within the territory of the PRC was approved.

4.409 billion shares voted in favor; 0.9527 million voted against; votes in favor constituted 99.98 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.409 billion shares voted in favor, constituting 99.77 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 0.9527 million shares voted against.

9. A general and unconditional mandate was granted to the board of directors of the Company or more than two directors to decide on the specific terms and conditions and relevant matters regarding the issue of short-term commercial papers with reference to the financing needs of the Company and the market conditions, including (but not limited to) determining the principal amount, interest rate and term of the actual issue of short-term commercial papers, and producing and signing any necessary documents within the scope of the aforementioned resolution 8.

4.408 billion shares voted in favor; 0.9481 million voted against; votes in favor constituted 99.98 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.408 billion shares voted in favor, constituting 99.74 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 0.9481 million shares voted against.

10. The special resolution on the Amendments to the Articles of Association and its appendices was considered and approved as follows:

“THAT the following amendments to the Company’s Articles of Association and its appendix proposed by the Board were approved and to grant a mandate to the Board to make appropriate amendments and handle all relevant matters regarding the following proposed amendments in accordance with the requests of any relevant PRC authorizing authorities or the listing rules of any stock exchanges on which the Company’s securities are listed:

i. It was provided in the original Article 69 of the Articles of Association that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple votings of the same voting right.

Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

It is proposed to add one paragraph as the first paragraph of such article and the amendment is as follows:

The location for holding a general meeting of the Company shall be in Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple voting of the same voting right.

Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

ii. It was provided in the original Article 50 of the Rules and Procedures of the Shareholders’ General Meeting that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

It is proposed to add one paragraph as the first paragraph of such article and the amendment is as follows:

The location for holding a general meeting of the Company shall be in Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of the general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.”

4.409 billion shares voted in favor; 0.8211 million voted against; votes in favor constituted 99.98 % of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4 billion shares voted in favor, constituting 100 % of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.409 billion shares voted in favor, constituting 99.78 % of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 0.8211 million shares voted against.

The above resolutions were passed at the 2007 AGM. The Company had appointed the Company’s auditor, KPMG, as the scrutineer to monitor the vote-taking procedures at the AGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

IV.	In addition to the foregoing resolutions, the Company would like to make the following explanation in relation to the payment of the final dividends:

1.	Pursuant to Article 215 of its Articles of Association, the Company declares dividends to its shareholders in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi whilst dividends payable to the holders of H Shares shall be paid in Hong Kong dollars, and in the latter case, the following conversion formula shall apply:

Amount of dividends in Renminbi
Conversion rate for dividends	=	Average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends are declared

For the purpose of payment to the holders of the Company´s H Shares of the final dividends for the year ended 31 December 2007, the average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends were declared (that is, 12 June 2008) is HK$100 for RMB 88.694. Therefore, there will be a dividend of HK$ 0.1015 per H Share of the Company.

2.	The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (“Paying Agent”) and will pay to such Paying Agent the dividends declared in respect of the H Shares to be held, pending payment, in trust for the holders of H Shares. Dividends payable to the holders of H Shares will be paid by the Paying Agent on 2 July 2008 and will be dispatched by Hong Kong Registrars Limited on that date.

3.	Distribution of dividends to holders of A Shares will be announced separately.

V.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Mr. Hu Ji and Mr. He Fan of the Company’s legal advisors as to PRC law, Haiwen & Partners(Beijing City), it is stated that “the convening and holding of the AGM of the Company, the voting procedures adopted at the AGM and the qualifications of shareholders or proxies who attended the AGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the AGM are legally valid.”

VI.	Documents available for inspection:

1. Resolutions passed at the 2007 AGM; and

2. Legal opinions from lawyers.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 12 June 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the First Meeting of the Sixth Session

of the Board of Directors

The Company and all of its Directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representation or misleading statements contained in, or material omissions from this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the first meeting of the sixth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was sent to all directors on 30 May 2008 by way of facsimile transmission and by courier. The Meeting was held at Jinshan Hotel, Jinshan, Shanghai on 12 June 2008. Of the 12 directors entitled to attend the Meeting, 11 directors were in attendance. Director Mr. Lei Dianwu, was absent due to business engagement and he had appointed Director Mr. Rong Guangdao as his irrevocable voting proxy. Members of the Supervisory Committee and the senior management of the Company attended as observers at the Meeting. The Meeting complied with the relevant requirements of the Company Law and the articles of association of the Company. All directors nominated and elected Director Rong Guangdao as Chairman of the Meeting and he presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The appointments of Rong Guangdao as Chairman of the Company and Du Chongjun as Vice Chairman of the Company were considered and approved. (with 12 votes in favor, 0 vote against, 0 abstention).

Resolution 2	The appointments of Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao as Executive Directors of the Company were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

Resolution 3	The appointments of Chairman Rong Guangdao as President of the Company with the same term of service as the Board session; Du Chongjun, Li Honggen, Shi Wei, Zhang Jianping and Tang Chengjian as Vice Presidents of the

Company with the same term of service as President; and Han Zhihao as Chief Financial Officer of the Company with the same term of service as President were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

Resolution 4	The appointment of Zhang Jingming as Secretary to the Board and Director of the Board Secretariat of the Company, with the same term of service as the Board session or until the Board has appointed a new successor or due to early dismissal or position vacancy and the appointment of Tang Weizhong as the Company’s Securities Affairs Representative and Deputy Director of the Board Secretariat, with the same term of service as the Board session or until the Board has appointed a new successor or due to early dismissal or position vacancy, were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

Resolution 5	The appointments of Independent Directors Chen Xinyuan, Sun Chiping and Zhou Yunnong as members of the Audit Committee of the sixth session of the Board, with Chen Xinyuan as Director of the Audit Committee, and the appointments of Independent Directors Zhou Yunnong and Jiang Zhiquan and Executive Director Dai Jinbao as members of the Remuneration and Appraisal Committee of the sixth session of the Board of Directors, with Zhou Yunnong as Director of the Remuneration and Appraisal Committee, were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

Resolution 6	The appointments of Rong Guangdao and Han Zhihao as authorized representatives of the Company with the Hong Kong Stock Exchange, and Zhang Jingming and Bao Yijian as their alternates, were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

Independent Directors Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong expressed no disagreement on the appointments or dismissals of the senior management of the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 12 June 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Appendix: Biographies of the directors of the sixth session of the Board

Rong Guangdao, 52, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. In October 2003, Mr. Rong was appointed President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. In June 2004, Mr. Rong was elected as Vice Chairman of the Company. In April 2005, Mr. Rong was elected as Deputy Secretary of the Communist Party Committee. In June 2005, Mr. Rong was elected as Chairman of the Company. In November 2006, Mr. Rong was appointed Director and Vice Chairman of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”). Mr. Rong has rich experience in management of large-scale petrochemical enterprise operations. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title.

Du Chongjun, 53, is Secretary of the Communist Party Committee, Vice Chairman and Vice President of the Company. He joined the Complex in 1974 and has held various positions, including General Manager, Deputy Secretary and Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Fibre Division of the Company. In May 1999 he was appointed Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. From June 1999 to June 2004 he was Chairman of the Supervisory Committee of the Company. In October 2003 he was appointed Secretary of the Communist Party Committee of the Company. In June 2004, Mr. Du was appointed Vice Chairman of the Company. In June 2005, Mr. Du was appointed Vice President of the Company. Mr. Du has extensive experience in large-scale enterprise operation, management and internal supervision. Mr. Du graduated, majoring in enterprise management, from East China Institute of Chemical Technology in 1986. In 1999 Mr. Du graduated, majoring in computer application management, from Shanghai Second Polytechnic University. He is a senior economist by professional title.

Han Zhihao, 56, is Executive Director and Chief Financial Officer of the Company. Mr. Han joined the Complex in 1976 and has held various positions including Deputy Director of the Vehicle Transportation Department, Deputy Director and Director of the Finance Department of the Complex, Director of the Finance Department and Deputy Chief Accountant of the Company. In 1998, he was appointed Chief Accountant of the Company. In October 2003, he was appointed Chief Financial Officer of the Company. In June 2004, he was elected Director of the Company. Mr. Han has rich experience in corporate finance and financial management. He graduated from Shanghai University of Finance and Economics majoring in financing and accounting in 1990. In 2002, he obtained an MBA from East China University of Science and Technology — University of Canberra in Australia. Mr. Han is a senior accountant by professional title.

Li Honggen, 52, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Company, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. In August 2000, he was appointed Vice President of Shanghai Chemical Industrial Park Development Company Limited. In August 2002, he was appointed Vice President of Shanghai Secco. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title.

Shi Wei, 48, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager and then Deputy Manager of the Refining and Chemical Division of the Company, and Manager of the Environmental Department. In April 2001, he was appointed Secretary of the Communist Party Committee and then Manager of the Refining and Chemical Division in July 2002. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Dai Jinbao, 52, is Executive Director of the Company, Deputy Secretary of the Communist Party Committee of the Company’s Refining and Chemical Division and Chairman of the Labor Union. Mr. Dai joined the Complex in November 1973 and was Deputy Director of No. 1 Chemical Plant of the Company. In December 1997, he was appointed Director of No.1 ethylene Complex of the Refining and Chemical Division of the Company. In May 2003, he was appointed Chairman of the Labor Union of the Company’s Refining and Chemical Division. In August 2005, he was appointed Deputy Secretary of the Communist Party Committee of the Company’s Refining and Chemical Division. In June 2006, he was appointed Director of the Company. Mr. Dai graduated form the Shanghai Second Polytechnic University majoring in business management. Mr. Dai is an engineer by professional title.

Lei Dianwu, 45, is Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Project Development Department in China Dong Lian Petrochemical Limited Liabilities Company , Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. In March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Xiang Hanyin, 53, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd. In February 2000, he assumed the current position of Deputy Director of Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in management of chemical enterprise operating. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

Chen Xinyuan, 43, currently Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, and was elected as an Independent Director of the Company in June 2003. Between June 2000 and June 2003 he was an Independent Supervisor of the Company. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Sun Chiping, 50, is President and Secretary of the Communist Party Committee of the Industrial and Commercial Bank of China (“ICBC”), Shanghai Branch. In June 2005, Mr. Sun was elected Independent Director of the Company. Mr. Sun started to be involved in the finance industry in March 1979 and has held various positions including accountant, team leader and Deputy Director of the People’s Bank of China, Shanghai Branch, sub-branch in both Huang Pu and Jing’an Districts. He joined the ICBC, Shanghai Branch, operating division and was Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. He also acted as Deputy Director, President and Deputy Secretary of the Communist Party

Committee of ICBC, Shanghai Branch, Rep. Office (Sub-branch) in Xu Hui District, General Manager of International Business Division of ICBC, Shanghai Branch, Assistant to the President of the ICBC, Shanghai Branch and concurrently General Manager of International Business Division of ICBC, Shanghai Branch and Deputy President of ICBC, Shanghai Branch. In November 2000, he became Deputy President, President and Secretary of the Communist Party Committee of ICBC, Guangdong Branch. In August 2002, he assumed the current position as President of ICBC, Shanghai Branch and Secretary of the Communist Party Committee. Mr. Sun graduated from Shanghai University of Finance and Economics with a major in Finance. He studied for a master’s degree at Shanghai University of Finance and Economics and the Shanghai-Hong Kong Management School jointly organized by University of Hong Kong and Fudan University and obtained a Master in Economics and an MBA. Mr. Sun has been engaged in the management of banking business for many years and has extensive experience in finance practice. He is a senior economist by professional title.

Jiang Zhiquan, 57, is Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. In June 2005, Mr. Jiang was elected Independent Director of the Company. Mr. Jiang started work in December 1968, and has held various positions including a cadre and Deputy Director of Shanghai Construction and Industry Bureau, Manager of the Fourth Construction Company of Shanghai, Deputy Secretary of the Communist Party Committee (executive) of Shanghai Construction Engineering Administration Bureau, Deputy Secretary of the Communist Party Committee (executive), Vice Chairman and General Manager of Shanghai Construction (Group). In March 2001, he assumed the current positions as Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. Mr. Jiang is experienced in operational decision making and large-scale enterprise management. Mr. Jiang graduated from the Shanghai-Hong Kong Management School jointly run by University of Hong Kong and Fudan University in July 2000 and obtained an MBA. He is a senior economist by professional title.

Zhou Yunnong, 66, has been an Independent Director of the Company since June 2005. He joined the Complex in October 1972 and has held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was appointed Independent Supervisor of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolution of the First Meeting of the Sixth Session

of the Supervisory Committee

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the First meeting of the sixth session of the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited was sent to all supervisors on 30 May 2008 by way of facsimile transmission and by courier. The Meeting was held at Jinshan Hotel, Jinshan, Shanghai on 12 June 2008. Of the seven supervisors entitled to attend the Meeting, seven supervisors were in attendance. The Meeting complied with the requirements of the Company Law and the articles of association of the Company.

The following resolution was considered and approved through voting by a poll: The appointment of Gao Jinping as the Chairman of the Supervisory Committee was considered and approved with 7 voted in favor, 0 voted against and 0 abstention.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 12 June 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Appendix: Biographies of supervisors for the sixth session of the Supervisory Committee

Gao Jinping, 41, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League of the Complex, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company. In October 2001, Mr. Gao was elected as Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. In June 2004, Mr. Gao was elected Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial econmics at Shanghai Academy of Social Sciences. He has senior professional title.

Zhang Chenghua, 52, is a Supervisor, Deputy Secretary of the Communist Party Discipline Supervisory Committee, Director of Supervisory Office, Director of Supervisory Committee Office and Director of the Communist Party Committee Office of the Company. Mr. Zhang joined the Complex in 1974 and worked in the Thermal Power Plant of the Complex as Deputy Secretary of the Communist Party Committee, Deputy Secretary of the Communist Party Committee cum Chairman of Labor Union of the Thermal Power Plant of the Complex. In December 1999, Mr. Zhang was appointed Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of Labor Union of the Thermal Power Plant of the Complex. In March 2002, Mr. Zhang was appointed Deputy Secretary of the Communist Party Discipline Supervisory Committee and Director of Supervisory Division of the Company. In April 2002, Mr. Zhang was appointed Director of Supervisory Committee Office of the Company. In June 2002, Mr. Zhang was appointed Supervisor of the Company. In April 2004, Mr. Zhang was appointed Director of the Communist Party Committee Office. Mr. Zhang graduated, majoring in party administrative management, from Shanghai Party Institute in January 1999. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title.

Wang Yanjun, 47, is a Supervisor and Vice Chairwoman of the Labor Union of the Company. Ms. Wang joined the Complex in July 1982 and was Chairwoman of the Labor Union of the Plastics Plant of the Company. In January 1999, Ms. Wang was appointed Chairwoman of the Labor Union of Plastics Division of the Company. In June 2002, Ms. Wang was Chairwoman of the Labor Union of Chemical Division of the Company. In July 2004, Ms. Wang was appointed Deputy Secretary of the Communist Party Committee,

Secretary of Communist Party Discipline Supervisory Committee of the Communist Party Committee and Chairwoman of the Labor Union of Chemical Division of the Company. In January 2005, Ms. Wang was appointed Vice Chairwoman of the Labor Union of the Company. In June 2005, Ms. Wang was appointed Supervisor of the Company. Ms. Wang graduated from East China University of Science and Technology majoring in basic organic chemistry in July 1982. In 2001, she completed her post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. She has senior professional technical qualifications.

Zhai Yalin, 44, is Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai began his career in 1986 and had been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company and Deputy Manager of the Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, and Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist.

Wu Xiaoqi, 51, is Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu began his career in 1971 and had been successively Deputy Office Head Class Disciplinary Monitor of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, Deputy Head (Deputy Director) and Head (Director) of the Office of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, and Director of Section 1 of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division. From April 2004 to April 2005, he was a Deputy Bureau Director Class Disciplinary Inspector of Supervisory Bureau of China Petrochemical Corporation and a Deputy Bureau Director Class Supervisory Inspector of Supervisory Department of Sinopec Corp. Since April 2005, Mr. Wu has been Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu graduated from Shijiazhuang Army Command Academy and has a senior professional title.

Liu Xiangdong, 57, is President of Zhengda International Finance Corporation. He was elected as an Independent Supervisor of the Company in June 2000. Mr. Liu has held various positions including Planning and Credit Officer and Deputy Head and Head of the Credit Division of banks. He has also been Deputy Director and Director of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch, Chief Economist and Director of the Planning Division of the Industrial and Commercial Bank of China, Shanghai Branch. He has been Deputy Director of the Industrial and Commercial Bank of China,

Shanghai Branch since October 1997. He was appointed General Manager of Investment Division of the Industrial and Commercial Bank of China in June 2002. Mr. Liu has been working in the banking sector for many years and has abundant experience in business management practices. He holds a master’s degree in economics and is a senior economist.

Yin Yongli, 68, is Chairman of Management Committee of Tianhua Certified Public Accountant. In June 2005, he was appointed Independent Supervisor of the Company. Mr. Yin has held various positions including Deputy Chief and Chief of finance section of Shandong Shengli Refinery, Deputy Chief Accountant of Qliu Petrochemical Company, Chief Accountant of Planning and Financing Department of China Petrochemical Corporation and Chief Accountant and Deputy Director of Financing Department of China Petrochemical Corporation and Director of Shihua Auditing Firm. In September 2001, he was Chairman of China Rightson Certified Public Accountants. Since June 2004, Mr. Yin has been appointed Chairman of Huazheng Certified Public Accountant. Since June 2005, Mr. Yin has been Chairman of Management Committee of Tianhua Certified Public Accountant. Mr. Yin has engaged in financing and auditing for many years and has rich experience in financing management and enterprise auditing. Mr. Yin graduated from Shandong Institute of Finance and Economics in 1964. Mr. Yin is a professional accountant and is a certified accountant.